EXHIBIT 3.2(b)

Amendment No. 1
to Bylaws of
New York Mortgage Trust, Inc.

Section 2 of Article II of the Bylaws of New York Mortgage Trust, Inc. is hereby deleted in its entirety and replaced with the following:

Section 2. ANNUAL MEETING. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held by the end of June each year on a date and at a time set by the Board of Directors.